COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

07024914

June 20, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
<u>Information Furnished Under Rule 12g3-2(b)</u>

SUPPL

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the increase in the voting rights of Credit Suisse Group and Credit Suisse, Zurich, Switzerland in Commerzbank common stock above the 3.0% level to a level of 3.53% as of June 7, 2007. This announcement is published in accordance with the German Securities Trading Act and it may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President &
Acting General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

dw 7/5

SEC File No. 082-02523 / CIK 0000852933

DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

Publication according to Article 26 (1) WpHG

Juni 15, 2007
Release of a Voting rights announcement according to article 21 (1) WpHG in connection with article 24 WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On June 14, 2007, Credit Suisse Group, Zurich, Switzerland informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, London, Great Britain in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on June 7, 2007 and as of this date amount to 3.36%.

Hence, the voting rights of Credit Suisse Group and Credit Suisse, Zurich, Switzerland, respectively have also exceeded the 3% limit of the voting rights on June 7, 2007 and amount to 3.53% as of this date. In each case voting rights amounting to 3.47% are to be attributed to Credit Suisse Group and Credit Suisse according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0, 06% are to be attributed to Credit Suisse Group and Credit Suisse, according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting on the lowest level): Credit Suisse International, Credit Suisse and Credit Suisse Group.

END